Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Plans Administration Committee
Citigroup Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-225038 and No. 333‑166215) on Form S-8 of Citigroup Inc. of our report dated June 11, 2018, with respect to the statements of net assets available for benefits of the Citi Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2017, which report appears in the December 31, 2017 annual report for Form 11-K of the Plan.

/s/ KPMG LLP
New York, New York
June 11, 2018

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